

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 29, 2013

Via E-mail
Mr. Mark D. Lyons
Executive Vice President and
Chief Financial Officer
Arch Capital Group, Ltd.
Wessex House
45 Reid Street
Hamilton HM 12, Bermuda

Re: **Arch Capital Group, Ltd.**
        Form 10-K for the Fiscal Year Ended December 31, 2012
        Filed March 1, 2013
        File No. 001-16209

Dear Mr. Lyons:

        We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

        After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
20. Statutory Information, page 204

1. Please provide us proposed disclosure to be included in future filings to address the following:
    - Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b for all of your insurance subsidiaries. If not significant, please clarify in the disclosure.
    - Disclose the amounts of restricted net assets for your subsidiaries other than Arch Re Bermuda as of December 31, 2012 or otherwise disclose how you current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.

- Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by Arch Capital Group, Ltd. to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant